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                              March 30, 2021

       Adrian Adams
       President and Chief Executive Officer
       Impel NeuroPharma, Inc.
       201 Elliott Avenue West, Suite 260
       Seattle, WA 98119

                                                        Re: Impel NeuroPharma,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 23,
2021
                                                            CIK No. 0001445499

       Dear Mr. Adams:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Product Candidates, page 3

   1. We note your response to prior comment 2. However, we also note in several places in your prospectus you
continue to make comparisons with the results of your STOP301 trial to evaluate the safety
and tolerability of long-term, intermittent use of TRUDHESA
                                                        with standard acute
migraine medication and results of other approved treatments, such as MAP0004, despite
your disclosure that (i) the efficacy endpoints in your clinical trials have been only
exploratory in nature, (ii) the STOP301 trial was not powered for such significance
comparisons and (iii) you have not studied MAP0004 and TRUDHESA in a head-to-head clinical
trial. In addition to the comparisons made in the bullet points of this
 Adrian Adams
Impel NeuroPharma, Inc.
March 30, 2021
Page 2
       section, we note similar comparisons made on pages 91 and 101-104. Please revise to discuss the statistical test or tests you employed that provide confidence that your comparisons of the results of your STOP301 trial, or other applicable trials, to a baseline or to the results of other approved treatments are reliable. If you did not employ such statistical controls, please remove such comparisons or tell us why such disclosure is appropriate.
2. We note from your revised disclosure in response to prior comment 3 that there were a total of seven treatment emergent SAEs none of which were determined by the investigator to be related to TRUDHESA or led to withdrawal from the trial. Please expand your disclosure to identify the SAEs and discuss the basis for the investigator's determination that each was unrelated to TRUDHESA.
Business
Intellectual Property, page 116

3. We note your response to prior comment 9. Please expand to identify the ex-U.S.
       jurisdictions where patent applications are pending with respect to your INP105 composition of matter and method of use patent family.
       You may contact Jeanne Bennett at 202-551-3606 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,
FirstName LastNameAdrian Adams
                                                             Division of
Corporation Finance
Comapany NameImpel NeuroPharma, Inc.
                                                             Office of Life
Sciences
March 30, 2021 Page 2
cc:       Amanda L. Rose, Esq.
FirstName LastName